EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2006	2007	2008	2009	2010	9/30/2011	9/30/2011
EARNINGS
Income (Loss) Before Income Taxes	$52,847	$(46,139)	$120,761	$119,523	$122,887	$168,556	$166,461
Fixed Charges (as below)	44,769	54,716	81,584	62,235	65,834	61,224	46,006
Total Earnings	$97,616	$8,577	$202,345	$181,758	$188,721	$229,780	$212,467

FIXED CHARGES
Interest Expense	$40,778	$46,560	$76,910	$59,093	$63,362	$58,502	$44,027
Credit for Allowance for Borrowed Funds Used During Construction	1,491	5,156	2,174	1,142	572	822	554
Estimated Interest Element in Lease Rentals	2,500	3,000	2,500	2,000	1,900	1,900	1,425
Total Fixed Charges	$44,769	$54,716	$81,584	$62,235	$65,834	$61,224	$46,006

Ratio of Earnings to Fixed Charges	2.18	0.15	2.48	2.92	2.86	3.75	4.61

For the year ended December 31, 2007, the Earnings to cover Fixed Charges was deficient by $46,139,000.